U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                       0-21089
                                                              ---------------
                                                              SEC FILE NUMBER

                                                                 380975102
                                                              ---------------
                                                                CUSIP NUMBER

(CHECK ONE):

[X] Form 10-K and Form 10-KSB    [ ] Form 20-F     [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

For Period Ended: December 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-F
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates : N/A

PART I--REGISTRANT INFORMATION

GOLDEN BEAR GOLF, INC.
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Full Name of Registrant (Former Name If Applicable)

11780 U.S. HIGHWAY ONE
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Address of Principal Executive Office (Street and Number)

NORTH PALM BEACH, FLORIDA 33408
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City, State and Zip Code

PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

         As previously announced, in 1998 Golden Bear Golf, Inc., a Florida corporation (the "Registrant") completed an internal review of construction projects at its subsidiary, Paragon Construction International, for the year ended December 31, 1997 and for the first quarter of 1998, and, as a result, the Registrant reported a restated loss of $24.7 million for the year ended December 31, 1997, compared to a loss of $2.9 million as originally reported. The Registrant also recognized significant losses for the first six months of 1998.

         On October 19, 1998, the Registrant filed an amended Form 10-K/A for the year ended December 31, 1997 and an amended form 10-Q/A for the quarterly period ended March 31, 1998. On that same day, the Registrant also filed its Form 10-Q for the quarterly period ended June 30, 1998. On November 23, 1998, the Registrant filed its Form 10-Q for the quarterly period ending September 30, 1998.

         As a result of the conclusion of the internal review and the significant time and effort being expended by the Registrant and its advisors in connection with the preparation of the filings referred to above, the Registrant will not be in a position to timely file its Form 10-K for the year ended

December 31, 1998. Nevertheless, the Registrant does intend to file such Form 10-K no later than the fifteenth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.

PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                STEPHEN S. WINSLETT                     (561) 626-3900
                -------------------            ---------------------------------
                      (Name)                    (Area Code and Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [ ] Yes   [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Golden Bear Golf, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 1999                       By: /S/ STEPHEN S. WINSLETT
                                              --------------------------------
                                                   Stephen S. Winslett
                                                   Chief Operating Officer and
                                                   Chief Financial Officer